Exhibit 99.2

Intelligent Group Limited Reports Unaudited Financial Results for The Six Months Ended May 31, 2024

Hong Kong, November 1, 2024 – Intelligent Group Limited (the “Company” or “we”) (NASDAQ: INTJ), a professional services provider in Hong Kong that principally engages in the provision of financial public relations services, today announced its unaudited financial results for the six months ended May 31, 2024.

Overview

We are a professional services provider in Hong Kong that engages in the provision of Financial PR services. Our Financial PR services include arranging press conferences and interviews, participating in the preparation of news releases and shareholders’ meetings, monitoring news publications, identifying shareholders, targeting potential investors, organizing corporate events, and implementing crisis management policies and procedures.

We aim to build an effective channel for the exchange of information between the public, investors and our clients. We provide information about our clients to the public and investors in a manner designed to enable them to understand our clients’ operations more easily. We also provide training to our clients so as to allow them to understand public relations tactics and practice. The objective is to create a positive market image of our clients to the public.

Recent business development

We serve a diverse and solid base of clients. Our major clients are mainly listing applicants and listed companies in Hong Kong, as well as private companies, investors and international investment banks. We serve eight emerging HK listed clients and one emerging Nasdaq listed company during this period. We believe that our market reputation and our clients’ confidence in our services are indispensable to our continued success.

Forward-looking information

Certain statements in this announcement contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this announcement are based upon information available to us as of the date of this announcement and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

Revenue

	For the Six Months Ended May 31,
	2023	2024	2024
	HK$	HK$	US$
Revenues:
Financial PR Services	7,712,444	7,611,392	973,336
Project-based PR Services	416,667	848,566	108,513
One-off PR Services	—	1,893,710	242,166
Total revenues	8,129,111	10,353,668	1,324,015

Financial PR services include regular media press posting, shareholder list and investor relationship maintains, press conference and annual shareholder meeting holding. The revenue is recognized ratably over the service period. For normal Financial PR services, the Group generally receives (i) fixed service fees in respect of our provision of Financial PR services, which are payable in stages; and (ii) periodic (monthly, quarterly or semi-annually) fixed services fees in respect of our provision of retainer services to clients. The Group recognizes revenues from Financial PR services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

For the six months ended May 31, 2023 and 2024, Financial PR services revenue constitutes a significant source of our revenues, which represents 95% and 74% of our total revenues, respectively. Financial PR services revenue maintained steadily during these two periods.

Project-based Financial PR services. We generally receive payment of the total pre-agreed or pre-endorsed fee in full before the Group performs the relevant project-based Financial PR services. The project-based Financial PR services include (i) roadshows; (ii) investor luncheons; (iii) press conference/media briefings; (iv) listing ceremonies; (v) site visit/business tours; and (vi) congratulatory advertisements. The Group recognizes revenues from Project-based Financial PR services on the monthly basis when it satisfies its performance obligations throughout the contract terms.

Project-based financial PR services revenue increased by HK$431,899, from HK$416,667 for the six months ended May 31, 2023 to HK$848,566 (US$108,513) for the six months ended May 31, 2024, primarily due to the decrease in interest rates unveiled by the people’s bank of China in the December 2023 also positive affected the capital markets and fund-raising activities, leading to an increase in demand of our project-based financial PR service.

One-off PR services. We provide add-on services to year around customers, such add-on service is usually an “optional purchase” separately agreed in the recurring financial PR service agreement, by which the customer has the right to exercise the option to purchase additional services in a separately agreed service price. The One-off PR services mainly include writing press release; arrange media interview; re-post business articles. Service revenue is recognized at the point in time when the service is transferred to the customer. The one-off PR service amounted to HK$1,893,710 (US$242,166) for the six months ended May 31, 2023, due to the gradual development of the company’s business, the one-off service income has also increased steadily.

Direct cost of revenues

Direct cost of revenues included employee compensation, related employee benefits and director’s remuneration. The direct cost of revenues also included article services, media and promote on services we provided for our clients.

Our direct cost of revenues increased by HK$2,563,476, or 281%, from HK$912,514 for the six months ended May 31, 2023 to HK$3,475,990 (US$444,506) for the six months ended May 31, 2024. Such increase was mainly due to increase in staff costs and the increase in cost of value-added services (including the design and production of clients’ promotion video, other advertising materials used to be displayed in the screen, and cost to arrange roadshow or listing ceremony) provided to our clients, resulting from the operating strategy with the objective to increase our competitiveness in the market.

Selling expenses

The following table set forth the breakdown of our selling expenses for the periods indicated:

	For the Six Months Ended May 31,
	2023	2024	2024
	HK$	HK$	US$

Entertainment expense	183,234	517,307	66,153
Others	153,087	60,000	7,672
Total Selling expenses	336,321	577,307	73,825

Our selling expenses mainly represented entertainment expenses. Our selling expenses are HK$336,321 and HK$577,307 (US$73,825) for the six months ended May 31, 2023 and 2024, respectively. The entertainment expense increased by HK$334,074, mainly due to the increase in capital market activities as a result of positive market sentiment. The frequency of business travel and business entertainment are increased.

Others mainly represented our commission expenses and internet maintenance cost which at HK$153,087 and HK$60,000 (US$7,672) and for the six months ended May 31, 2023 and 2024, respectively.

General and administrative expenses

The following table set forth the breakdown of our general and administrative expenses for the periods indicated:

	For the Six Months Ended May 31,
	2023	2024	2024
	HK$	HK$	US$
Staff costs	598,056	1,641,745	209,945
Professional and consultancy fee	1,829,314	1,576,579	201,611
Provision for credit losses	—	1,633,025	208,830
Rent and rates	409,423	438,065	56,019
Office expenses	85,664	102,188	13,068
Depreciation	168,111	3,830	490
IT expenses	66,923	—	—
Others	217,787	238,336	30,477
Total General and administrative expense	3,375,278	5,633,768	720,440

Our general and administrative expenses mainly represented staff costs, IT expenses, professional and consultancy fee, rent and rates, depreciation, office expenses, provision for credit losses and others. Our general and administrative expenses increased by HK$2,258,490, or 67%, from HK$3,375,278 for the six months ended May 31, 2023 to HK$5,633,768 (US$720,440) for the six months ended May 31, 2024, mainly due to increase in provision of credit losses and increase in staff costs.

Staff Costs. Our staff costs increased by HK$1,043,689, or 175%, from HK$598,056 for the six months ended May 31, 2023 to HK$1,641,745 (US$209,945) for the six months ended May 31, 2024, mainly due to appointed independent executive directors during this period, and employed more staff to maintain the business operation.

IT expenses. Our IT expenses decreased by HK$66,923, or 100%, as the online platform had been substantially completed at early 2023.

Professional fee and consultancy fee. Our professional and consultancy fee decreased by HK$252,735, or 14%, from HK$1,829,314 for the six months ended May 31, 2023 to HK$1,576,579 (US$201,611) for the six months ended May 31, 2024, mainly due to the reduction of advisory fees and other professional fees after listing.

Rent and rates. Our rent and rates mainly represented the rental expense on our office located in Hong Kong. We entered into a new lease agreement with an external third party (“the landlord”) for the leasing of office premise in Hong Kong with a lease term of 25 months from February 2023. Affected by the larger office usage area and attractive location, the monthly rental expense corresponding increased.

Depreciation charge. Our depreciation charge mainly represented the depreciation charge of our office equipment, furniture & fixtures and motor vehicle. The depreciation charge decreased by HK$164,281, or 98%, from HK$168,111 for the six months ended May 31, 2023 to HK$3,830 (US$490) for the six months ended May 31, 2024, mainly due to some of the property and equipment had been fully depreciated.

Office expenses. Our office expenses mainly represented office cleansing, post and courier, printing and stationery, telephone and communication and utilities. The office expenses increased by HK$16,524, or 19%, from HK$85,664 for the six months ended May 31, 2023 to HK$102,188 for the six months ended May 31, 2024, mainly related to higher utilization of our office premises during the six months ended May 31, 2024.

Provision for credit losses. Our provision for credit losses increased by HK$1,633,025, from HK$Nil for the six months ended May 31, 2023 to HK$1,633,025 (US$208,830) for the six months ended May 31, 2024, mainly due to receivable aging greater than a year being considered as less possibility to recovery, and the Group makes specific credit losses based on some specific knowledge the Group has acquired that indicate that an account is uncollectible. By assessed credit losses of account receivables, some receivable from customers being valued as provision for credit losses.

Other income, net

Our other income mainly represents bank interest income. The net other income increased by HK$475,685, or 259% from HK$183,740 for the six months ended May 31, 2023 to HK$659,425 for the six months ended May 31, 2024, mainly due to the net proceeds from IPO are deposited in the bank, the bank interest income arising from the bank deposit during the six months ended May 31, 2024.

Income tax

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

BVI

Under the current laws of the BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

Hong Kong profits tax

Our Hong Kong subsidiaries are subject to a tax rate of 16.5% on the assessable profits arising in or derived from Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Our income tax expenses changed from HK$540,194 for the six months ended May 31, 2023 to HK$40,302 (US$5,154) for the six months ended May 31, 2024, primarily due to decrease in income before income taxes and increase in deferred tax expense.

For investor and media inquiries please contact:

Contacts

Intelligent Group Limited Investor Relations Contact:

Unit 2803, Level 28, Admiralty Centre

Tower 1, 18 Harcourt Road, Admiralty, Hong Kong

(+852) 3618 8460

Email: pr-team@intelligentjoy.com

INTELLIGENT GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	As of November 30, 2023	As of May 31, 2024	As of May 31, 2024
	HK$	HK$	US$
ASSETS
Current assets:
Cash and cash equivalents	25,296,811	65,526,292	8,379,428
Accounts receivable, net	5,420,540	5,563,490	711,453
Prepayments and other receivables	80,000	1,845,980	236,062
Total current assets	30,797,351	72,935,762	9,326,943

Non-current assets:
Property and equipment, net	34,748	30,919	3,954
Right-of-use assets	1,181,941	770,901	98,582
Deferred offering costs	1,544,276	—	—
Long term deposit and prepayments	265,980	1,250,000	159,848
Deferred tax assets	355,566	625,015	79,926
Escrow receivable	—	391,056	50,008
Total non-current assets	3,382,511	3,067,891	392,318
Total assets	34,179,862	76,003,653	9,719,261

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	150,940	304,659	38,959
Contract liabilities	1,519,584	645,916	82,599
Bank borrowings	460,502	471,987	60,357
Operating lease liabilities	863,508	728,867	93,207
Due to related parties	7,536,359	1,667,977	213,299
Taxes payables	3,718,174	3,667,055	468,938
Total current liabilities	14,249,067	7,486,461	957,359

Other liabilities:
Bank borrowings, net of current portion	2,493,662	2,255,070	288,376
Operating lease liabilities, net of current portion	293,792	—	—
Total other liabilities	2,787,454	2,255,070	288,376
Total liabilities	17,036,521	9,741,531	1,245,735

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.00001 par value; 500,000,000 shares authorized; 11,250,000 and 13,125,000 shares issued and outstanding as of November 30, 2023 and May 31, 2024, respectively	874	1,021	131
Additional paid-up capital	2,010,103	49,897,579	6,380,846
Retained earnings	15,132,364	16,363,522	2,092,549
Total shareholders’ equity	17,143,341	66,262,122	8,473,526
Total liabilities and shareholders’ equity	34,179,862	76,003,653	9,719,261

INTELLIGENT GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

INCOME

	For the Six Months Ended May 31,
	2023	2024	2024
	HK$	HK$	US$
REVENUE	8,129,111	10,353,668	1,324,015

Operating expenses
Direct cost of revenues	912,514	3,475,990	444,506
Selling expenses	336,321	577,307	73,825
General and administrative expenses	3,375,278	5,633,768	720,440
Total operating expenses	4,624,113	9,687,065	1,238,771

Income from operation	3,504,998	666,603	85,244

OTHER INCOME (EXPENSE)
Financial expense	(53,886)	(54,568)	(6,977)
Other income, nets	183,740	659,425	84,326
Total other income, net	129,854	604,857	77,349

INCOME BEFORE INCOME TAXES	3,634,852	1,271,460	162,593
Income tax expenses	540,194	40,302	5,154

NET INCOME	3,094,658	1,231,158	157,439

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	11,250,000	12,008,197	12,008,197

EARNINGS PER SHARE
Basic and diluted	0.28	0.10	0.01

INTELLIGENT GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional Paid-in	Retained
	Shares	Amount	capital	earnings	Total
		HK$	HK$	HK$	HK$
BALANCE, December 1, 2022	11,250,000	874	2,010,103	11,063,385	13,074,362
Net income	—	—	—	3,094,658	3,094,658
BALANCE, May 31, 2023	11,250,000	874	2,010,103	14,158,043	16,169,020

BALANCE, December 1, 2023	11,250,000	874	2,010,103	15,132,364	17,143,341
Net income	—	—	—	1,231,158	1,231,158
Issuance of ordinary shares upon IPO, net	1,875,000	147	47,887,476	—	47,887,623
BALANCE, May 31, 2024	13,125,000	1,021	49,897,579	16,363,522	66,262,122

		US$	US$	US$	US$
BALANCE, May 31, 2024	13,125,000	131	6,380,846	2,092,549	8,473,526